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NETWORK SYSTEMS CORPORATION

FOR IMMEDIATE RELEASE

     Contacts:      Julia Samsal or     Paul JJ Payack
                    800-672-7670        612/424-1555
                    612/424-1649        Internet: pjjpayack@network.com

     Internet: julie.samsal@network.com
     Web Server: HTTP://www.network.com

        NSC[Registered Trademark] ANNOUNCES EXPENSE REDUCTION ACTIONS
               TO REDUCE OPERATING COSTS IN THE FIRST QUARTER

Minneapolis, December 30 -- Network Systems Corporation[Registered Trademark]
(NSC), a leader in the high-performance internetworking marketplace, today announced plans for expense reduction actions to reduce operating costs in the first quarter of 1995.

"We will take a provision in the current quarter for actions that will be taken in 1995, with the majority of those actions taking place in the first quarter," said Michael F.G. Ashby, chief operating officer. "These measures are necessary in order to bring our operating expenses in line with those of our competition."

"As previously reported, the third quarter fell short of our expectations. We now expect a shortfall in both revenue and earnings in the fourth quarter," Ashby continued, "These measures will help keep NSC lean, and our cost saving measures together with our revitalized product line will enable us to compete more effectively in the months ahead."

During the last quarter of 1994 NSC has announced a suite of products that are expected to be shipped early in 1995 that address some of the fastest-growing segments of the internetworking marketplace. These products include the Enterprise Routing Switch[TM] (ERS), the Bytex 7700 Port-Switching Hub, and the Security Router[TM].

Expense reduction actions include a worldwide workforce reduction on the order of 10%, and the cost of the abandonment of certain fixed assets and leases related to these actions; the Company expects to take a fourth quarter charge of up to $8 million.

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Network Systems Corporation (NASDAQ: NSCO) is a leader in providing high performance, heterogeneous, secure Networks-on-Demand[TM], creating virtual networks across the enterprise from the data center to the desktop. Network Systems Corporation and Storage Technology Corporation have entered into an agreement to merge. NSC consists of the Network Systems Corporation, Bytex [Registered Trademark], Bus-Tech[Registered Trademark], and TMD[Registered Trademark], Bus-Tech and Bytex were acquired during 1993, and TMD Software, which was acquired in 1994. Network Systems and TMD are headquartered in Minneapolis; Bytex (with switching hub technology) and Bus-Tech (with channel expertise) in Boston. NSC has 11 international subsidiaries and sales and service in more than 30 countries. Network Systems, an ISO 9001-certified company, posted 1993 revenues of $215 million.

Note to Editors: Network Systems, Bytex, BUS-TECH, and TMD are registered trademarks of the Network Systems Corporation.

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